Exhibit 99.1

ReneSola Announces Changes to Board of Directors and Board Committees

Shanghai, China, March 8, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced the appointments of Ms. Julia Xu and Mr. Weiguo Zhou as independent directors of the Company, effective March 8, 2016. The Company’s current director Mr. Yuncai Wu and independent director Mr. Jing Wang are stepping down from the Company’s Board of Directors.

Ms. Julia Xu is the Founder and Managing Director of Oravida, a New Zealand-based group specializing in the branding and promotion of New Zealand’s premium food products primarily for the Chinese market. Prior to establishing Oravida in New Zealand, Ms. Xu was the Chief Financial Officer of ReneSola between April 2010 and June 2011. Ms. Xu has extensive financial markets experience, including earlier roles at Deutsche Bank Hong Kong, Bankers Trust and Lehman Brothers.

Mr. Weiguo Zhou is the Managing Partner of Silicon Valley Investment Management Partners, a China-based partnership specializing in investment in information technology and renewable energy area. Mr. Zhou was a Partner of Vangoo Capital Partners, a venture capital firm specializing in investment in early to pre-IPO stage China-based companies, between April 2012 and June 2013. Mr. Zhou has extensive capital markets experience in Asia and held various senior positions in major investment banks, including Executive Director at Goldman Sachs Gaohua Beijing, Vice President at Credit Suisse Beijing and Hong Kong, between August 2007 and April 2012. Prior to that, Mr. Zhou worked at Deutsche Bank’s Tokyo and Hong Kong offices for more than seven years.

Both Ms. Xu and Mr. Zhou satisfy the independence requirements under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Standards rules of the NYSE Listed Company Manual.

The departing directors Mr. Yuncai Wu and Mr. Jing Wang both joined the Board before the Company’s initial public offering. Mr. Yuncai Wu has been a director of the Company since March 2005. Mr. Jing Wang has been an independent director of the Company since June 2006. Mr. Wu and Mr. Wang are stepping down from their Board positions to focus on their respective personal and other business interests and commitments.

Considering these director changes, the Company is also announcing changes to the composition of Board and Board committees as follows:

•	Chief Executive Officer and director Mr. Xianshou Li will serve as chairman of the Board of Directors;
•	Independent director Mr. Tan Wee Seng will serve as chairman of the Audit Committee and will step down from his position as a member of the Compensation Committee. Mr. Tan will continue to serve as a member of the Nominating and Corporate Governance Committee;
•	Independent director Mr. Martin Bloom will serve as chairman of the Compensation Committee as well as a member of the Audit Committee, and will step down from his positions as chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee;
•	Independent director Ms. Julia Xu will serve as chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee and the Compensation Committee; and
•	Independent director Mr. Weiguo Zhou will serve as a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

After giving effect to the above changes, the composition of our Board and Board committees will be as follows:

	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Xianshou Li	Chairman
Martin Bloom	Independent Director	Member	Chair
Tan Wee Seng	Independent Director	Chair		Member
Julia Xu	Independent Director	Member	Member	Chair
Weiguo Zhou	Independent Director		Member	Member

Xianshou Li, ReneSola’s Chief Executive Officer, said, “We are excited to welcome Ms. Julia Xu and Mr. Weiguo Zhou to ReneSola’s Board of Directors. Julia was a strong contributor in her former role as CFO at ReneSola, and Weiguo is also a longtime friend of ReneSola. We are confident that their impressive track record in financial markets and knowledge of solar industries will bring considerable value to our Board. We also want to thank Mr. Yuncai Wu and Mr. Jing Wang for their many years of contribution to the Company, and wish them the best in their future endeavors. We believe these changes in the composition of Board and Board committees represent part of our company strategy to build a more innovative leadership, and will certainly stand us in good stead as we continue to pursue business progress and expansion into downstream business.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Rebecca Shen

ReneSola Ltd

Tel: +86 (21) 6280-9180 ext. 106

Email: ir@renesola.com

Mr. Gary Dvorchak, CFA

Blueshirt Group Asia

China: +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

In the United States:

Mr. Ralph Fong

Blueshirt Group

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com